UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 11)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Petroteq Energy Inc.

(Name of Subject Company (Issuer))

2869889 Ontario Inc.

(Offeror)

an indirect, wholly-owned subsidiary of

Viston United Swiss AG

(Parent of Offeror)

(Names of Filing Persons)

Common Shares

(Title of Class of Securities)

71678B107

(CUSIP Number of Class of Securities)

Zbigniew Roch

President

Viston United Swiss AG

Haggenstreet 9, 9014

St. Gallen

Switzerland

+49 7136 9918888

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard Raymer

Jonathan A. Van Horn

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON Canada M5J 2S1

(416) 367-7370

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$469,843,700.95	$43,554.51

*

Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 564,293,279, which is the estimated number of issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (the “Company”), multiplied by $0.5989***; (ii) 3,000,000, which is the estimated number of Common Shares issuable pursuant to outstanding options with an exercise price less $0.5989, multiplied by $0.5139, which is $0.5989 minus the weighted average exercise price for such options of $0.0850; (iii) 77,304,886, which is the estimated number of Common Shares issuable pursuant to outstanding warrants with an exercise price less than $0.5989, multiplied by $0.5128, which is $0.5989 minus the weighted average exercise price for such warrants of $0.0861***; and (iv) 151,452,347, which is the estimated number of Common Shares issuable pursuant to outstanding convertible debentures of the Company, multiplied by $0.5989. The foregoing figures are based solely on the information contained in the Company’s Form 10-Q for the quarterly period ended May 31, 2021 (as filed on August 19, 2021) and disclosure contained in subsequent filings made by the Company with the Securities and Exchange Commission and are estimated as of October 22, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.00009270.

***

$0.5989 is the U.S. Dollar equivalent of the offer price of Cdn$0.74, based on the daily exchange rate of the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada on October 22, 2021, of U.S.$1.00 = Cdn$1.2357. $0.0861 is the U.S. Dollar equivalent of Cdn$0.1064, which is the weighted average exercise price, based on the daily exchange rate of the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada on October 22, 2021, of U.S.$1.00 = Cdn$1.2357.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,554.51	Filing Party: 2869889 Ontario Inc. and Viston United Swiss AG
Form or Registration No.: Schedule TO-T	Date Filed: October 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) originally filed by (i) 2869889 Ontario Inc., an Ontario corporation (the “Offeror”) and an indirect, wholly-owned subsidiary of Viston United Swiss AG, a company limited by shares (AG) (“Viston”) and (ii) Viston. The Schedule TO relates to the offer (the “Offer”) by the Offeror to purchase all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc., an Ontario corporation (the “Company”), which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the expiry time of the Offer (the “Expiry Time”) upon the exercise, exchange or conversion of the options to acquire Common Shares granted pursuant to the the Company’s stock option plan, the warrants, the convertible debentures and any securities of the Company that are exercisable or exchangeable for or convertible into Common Shares, at a purchase price of Cdn$0.74 in cash per Common Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the offer to purchase dated October 25, 2021 (the “Offer to Purchase”) and the circular in connection with the accompanying Offer to Purchase, dated October 25, 2021 (the “Circular”, and collectively, the “Offer to Purchase and Circular”), as amended and supplemented by the notice of variation and extension, dated February 1, 2022 (the “Notice of Variation and Extension”), the Second Notice of Extension, dated February 24, 2022 (the “Second Notice of Extension”), the Third Notice of Extension, dated April 14, 2022 (the “Third Notice of Extension”) and the Fourth Notice of Variation and Extension, dated June 17, 2022 (the “Fourth Notice of Variation and Extension”), and in the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(vii), (a)(1)(viii), (a)(1)(ix), (a)(1)(x), (a)(1)(ii) and (a)(1)(iii), respectively.

On June 29, 2022, Viston, Zbigniew Roch and Uniexpress Investment Holding PLC entered into a Second Amending Agreement in connection with the Long-Term Debt Financing Agreement previously executed by the parties. On July 5, 2022, the Offeror, Viston and the Company entered into a letter agreement in connection with the Offer. All information contained in the Schedule TO is hereby incorporated into this Amendment No. 11 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 11 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO are hereby amended and supplemented as set forth below:

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

(a)(5)(xiv)	Press Release, dated July 6 2022, relating to the Letter Agreement.†

(b)(3)	Second Amending Agreement, dated June 29, 2022, to the Long-Term Debt Financing Agreement, between Viston United Swiss AG, Zbigniew Roch and Uniexpress Investment Holding PLC†

(d)(2)	Letter Agreement, dated as of July 5, 2022, between 2869889 Ontario Inc., Viston United Swiss AG and Petroteq Energy Inc.†

†	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2022

2869889 Ontario Inc.

By:	/s/ Zbigniew Roch
Name: Zbigniew Roch
Title: Chief Executive Officer

Viston United Swiss AG

By:	/s/ Zbigniew Roch
Name: Zbigniew Roch
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase and Circular, dated October 25, 2021.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Summary Advertisement, as published in The Wall Street Journal on October 27, 2021.*

(a)(1)(vii)	Notice of Variation and Extension, dated February 1, 2022.*

(a)(1)(viii)	Second Notice of Extension, dated February 24, 2022.*

(a)(1)(ix)	Third Notice of Extension, dated April 14, 2022.*

(a)(1)(x)	Fourth Notice of Variation and Extension, dated June 17, 2022.†

(a)(5)(i)	Press Release, dated October 25, 2021, relating to the launch of the Offer.*

(a)(5)(ii)	Content from the website www.PetroteqOffer.com, publicly available as of October 25, 2021.*

(a)(5)(iii)	Content from the website www.PetroteqOffer.com, publicly available as of October 27, 2021.*

(a)(5)(iv)	Press Release, dated January 10, 2022, relating to the update on the Offer.*

(a)(5)(v)	Email Template to Petroteq Shareholders relating to the Offer.*

(a)(5)(vi)	Press Release, dated February 1, 2022, relating to the Notice of Variation and Extension.*

(a)(5)(vii)	Press Release, dated February 9, 2022, relating to an update on the Offer.*

(a)(5)(viii)	Press Release, dated February 24, 2022, relating to the Second Notice of Extension and update on the Offer*

(a)(5)(ix)	Press Release, dated April 14, 2022, relating to the Third Notice of Extension and update on the Offer.*

(a)(5)(x)	Press Release, dated May 17, 2022, relating to an update on the Offer.*

(a)(5)(xi)	Press Release, dated May 25, 2022, relating to an update on the Offer.*

(a)(5)(xii)	Press Release, dated June 10, 2022, relating to an update on the Offer.*

(a)(5)(xiii)	Press Release, dated June 17, 2022, relating to the Fourth Notice of Variation and Extension and update on the Offer.*

(a)(5)(xiv)	Press Release, dated July 6, 2022, relating to the Letter Agreement.†

(b)(1)	Long-Term Debt Financing Agreement, dated October 22, 2021, between Viston United Swiss AG and Uniexpress Investment Holding Plc.*

(b)(2)	First Amending Agreement, dated June 16, 2022, to the Long-Term Debt Financing Agreement, between Viston United Swiss AG, Zbigniew Roch and Uniexpress Investment Holding Plc*

(b)(3)	Second Amending Agreement, dated June 29, 2022, to the Long-Term Debt Financing Agreement, between Viston United Swiss AG, Zbigniew Roch and Uniexpress Investment Holding PLC†

(d)(1)	Confidentiality Agreement, effective September 17, 2021, between Viston United Swiss AG and Petroteq Energy Inc.*

(d)(2)	Letter Agreement, dated as of July 5, 2022, between 2869889 Ontario Inc., Viston United Swiss AG and Petroteq Energy Inc.†

(g)(1)	Call Flow Script.*

*	Previously filed.
†	Filed herewith.